CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Files Amended Annual MD&A

Vancouver, B.C. – (January 15, 2013) CIBT Education Group Inc. (NYSE MKT: MBA) (TSX: MBA) reports that it has today filed an amended MD&A for the fiscal year ended August 31, 2012.  The audited financial statements for the same period that were filed were correct; however, certain figures and percentages did not appear correctly in the MD&A.  While this was being addressed, management felt that it would be helpful for readers to also include relevant additional discussion contained in the company’s annual report on Form 20-F filed with the Securities and Exchange Commission on January 15, 2013.  The amended MD&A is available under the company’s profile on SEDAR and on its website (www.cibt.net).

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE MKT LLC, CIBT Group owns and operates a network of business, technical and language colleges and offers cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, healthcare, hotel management and tourism, English language training, English teacher certification, junior and high school preparation program for overseas study, and other career/vocational training. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada, and Global Career Center (“GCC”).   GCC is a job placement call center located in the Philippines dedicated to providing employment services to CIBT Group graduates for free throughout their careers.  Visit us online at www.cibt.net.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-604-871-9909 Email: info@cibt.net

Neither the NYSE MKT-LLC nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.